TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737

Fax: (416) 361-0923

March 2, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4501

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the nine months ended December 31st, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: Shaun A. Drake

SAD/cd

Encl.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

ASSETS	NOTES	As at Dec 31 2003 $	As at March 31 2003 $
CURRENT			
Cash and cash equivalents		3,602	4,173
Restricted cash equivalent	3	523	371
Restricted term deposits	3	-	158
Accounts receivable		1,567	2,188
Inventories		2,436	1,345
Prepaid expenses		102	34
Taxes recoverable		-	67
		8,230	8,336
Restricted term deposits	3	950	-
Deferred development costs, net		3,262	3,269
Capital assets, net	4	2,192	168
V-Chip license and Patents, net		10,463	11,158
		25,097	22,931

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	As at Dec 31 2003 $	As at March 31 2003 $
CURRENT			
Accounts payable and accrued liabilities		1,731	1,043
Customers' deposits		152	282
Income taxes payable		73	-
		1,956	1,325
Government grants payable		495	495
Mortgage payable on head office building	4	1,250	-
		3,701	1,820
SHAREHOLDERS' EQUITY			
Capital stock	2	33,887	33,783
Contributed surplus		125	75
Deficit		(12,616)	(12,747)
		21,396	21,111
		25,097	22,931

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended December 31 2003 $	2002 $	For nine months ended December 31 2003 $	2002 $
Revenue		1738	3,499	6,177	9,855
Cost of sales		890	1,746	3,153	7,059
Gross profit		848	1,753	3,024	2,796
Selling, general and administrative		584	956	1,731	2,087
Research and development	5	151	280	492	758
		735	1,236	2,223	2,845
Income (loss) before interest and income taxes		113	517	801	(49)
Interest income		18	18	49	56
Interest expense		(1)	(10)	(1)	(43)
Foreign exchange gain (loss)		(69)	2	(462)	(72)
Income (loss) before income taxes		61	527	387	(108)
Provision for current income taxes		55	133	256	366
Net income (loss)		6	394	131	(474)
Deficit, beginning of period		(12,622)	(14,181)	(12,747)	(13,313)
Deficit, end of the period		(12,616)	(13,787)	(12,616)	(13,787)
Earnings per share		0.000	0.007	0.002	(0.009)
Fully diluted earnings per share		0.000	0.007	0.002	(0.008)

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended December 31 2003 $	2002 $	For nine months ended December 31 2003 $	2002 $
CASH FLOW FROM OPERATING ACTIVITIES:					
Net income (loss)		6	394	131	(474)
Add charges to operations not involving cash					
Amortization of capital assets		8	20	46	58
Amortization of deferred development costs		138	129	415	388
Amortization of V-Chip license and patent		232	232	696	696
		384	775	1,288	668
Changes in non-cash working capital					
Account receivable		541	1,118	671	1,006
Inventories		(306)	(136)	(1,091)	(200)
Prepaid expenses		(63)	(21)	(68)	7
Accounts payable and accrued liabilities		651	(1,546)	688	540
Income taxes payable (recoverable)		(21)	(157)	140	(116)
Customers' deposits		(276)	(764)	(130)	(146)
Cash flow from operating activities		910	(731)	1,498	1,759
CASH FLOW FROM INVESTING ACTIVITIES					
Term deposits		(392)	100	(792)	(557)
Additions to capital assets including Head office building		(2,030)	-	(2,071)	(4)
Deferred development costs		(134)	-	(408)	-
Cash flow used in investing activities		(2,556)	100	(3,271)	(561)
CASH FLOW FROM FINANCING ACTIVITIES					
Mortgage for head office building		1,250	-	1,250	-
Common shares		-	-	104	-
Government grants received		-	-	-	165
Cash flow from (used in) financing activities		1,250	-	1,354	165
Net (decrease) / increase in Cash and Cash Equivalents during the period		(396)	(631)	(419)	1,363
Cash and Cash Equivalents, beginning of period		4521	2,609	4,544	615
CASH AND CASH EQUIVALENTS, END OF PERIOD		4,125	1,978	4,125	1,978

See notes to the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The interim consolidated financial statements include the accounts of Tri-Vision International Ltd/Ltée and its wholly-owned subsidiaries (collectively "the Company"). These interim financial statements should be read in conjunction with the most recently prepared annual financial statements.

These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies and methods of applications are the same as the most recent annual statements.

2. CAPITAL STOCK:

Authorized:

Unlimited number of Class "B" preference shares, non-voting, non cumulative discretionary dividends and retractable

Unlimited number of Class "C" preference shares, voting, non-cumulative, redeemable and retractable,

Unlimited number of common shares, No par value

53,830, 313 common shares have been issued for a total of **$ 33,886,986**

Stock options, Warrants and Convertible Securities outstanding:

(a) Stock options to directors

On December 21, 2001 the Company granted stock options to certain directors to acquire 1,950,000 common shares exercisable at a price of $0.245 per share until December 21, 2004. All these stock options were vested and outstanding as at December 31, 2003.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen month anniversaries of the date of grant. These options expire on November 13, 2004. None of these options were exercised at December 31, 2003.

(b) Stock options to employees

On April 20, 2001, the Company granted an executive options to acquire 100,000 common shares at an exercise price of $0.46 per share and an additional 100,000 common shares at an exercise price of $1.50 per share with an expiry date of all options of April 20, 2003. 100,000 stock options were exercised at a price of $0.46 per share and all other options were expired unexercised.

On September 18, 2003, the Company granted an executive, option to acquire 100,000 common shares at an exercise price of $2.00 per share with an expiry date of September 18, 2005. One half of these stock options vested immediately and the remaining one half vest on September 18, 2004. These stock options were vested and outstanding on December 31, 2003.

(c) Stock options to Century Communications

On June 20, 2002, the Company granted Century Communications Corporation, investor relation consultants to the company options to acquire 150,000 common shares at an exercise price of $0.46 per share with an expiry date of June 20, 2003. These options have been exercised.

On September 18, 2003, the Company granted Century Communications Corporation options to acquire 50,000 common shares at an exercise price of $1.50 per share expiring September 18, 2005.These stock options were vested and outstanding on December 31, 2003 On September 18, 2003, the Company also granted Century Communications Corporation options to acquire an additional 100,000 common shares at an exercise price of $2.00 per share expiring September 18, 2005..One half of theses options vested immediately and the remaining one half vest on September 18, 2004. All of these options were outstanding on December 31, 2003. In accordance with CICA Handbook Section 3870, Stock-based compensation and other Stock based payments, and the accounting policies of the Company, the fair value of these options have been recorded in the Company's financial statements.

(d) Stock Option to Consultant

On October 2, 2003, the Company granted Edward Wolfe, a business development consultant, stock options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring September 19, 2006. These options vest based on the achievement of certain performance thresholds and none had vested at December 31, 2003. the expiry for all or a portion of the options shall accelerate to September 19, 2004 in the event that certain pre-determined performance targets are not achieved. In accordance with CICA Handbook Section 3870, Stock-based Compensation and other Stock-based payments, and the accounting policies of the Company, the fair value of these options have been recorded in the Company's financial statements.

Exercise price	Options	Weighted average Exercise price $	Weighted average Fair value $
Exceeds market price at grant date (vested)	50,000	1.50	0.10
Exceeds market price at grant date (vested)	50,000	2.00	0.10
Exceeds market price at grant date (not vested)	50,000	2.00	0.10
Equal to market price at grant date (not vested)	300,000	1.04	0.11

For stock options granted to service providers during the period, $50,000 (2002 $Nil) has been included in selling, general and administrative expense and credit to contributed surplus based on their fair values at their grant dates consistent with the method prescribed by the CICA Handbook Section 3870.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS:

Restricted cash equivalents (term deposits with original maturities of less than 90 days) and restricted term deposits held by the Company at December 31, 2003 mature at various dates from December 02, 2003 to January 20, 2004 and are assigned as cash security against an outstanding letter of credit which expires in December, 2003. Although the restricted cash equivalents and restricted term deposits mature, and the letter of credit expires within one year after September 30, 2003, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of the licensing arrangement (note 8). At December 31, 2003, current liabilities include $524,428 (March 2003-$529,047) relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits. Accordingly $524,428 (March 2003-$371,440) of the restricted cash equivalents and $nil (March 2003, $157,607) of the restricted term deposit has been classified as current assets.

4. PURCHASE OF HEAD OFFICE BUILDING:

On December 12, 2003 the Company purchased its head office building at 41 Pullman Court, Toronto, Ontario for $2,030,017 from a related partnership. The Company paid $ 780,017in cash and the balance of the purchase, in the amount of $1,250,000 was funded by a first Mortgage form a Canadian chartered bank bearing annual interest at the rate of 5.5%.

5 RESEARCH AND DEVELOPMENT:

	December 31 2003 $	December 31 2002 $
Total research and development costs incurred during the period	485	383
Government assistance	-	(13)
	485	370
Deferred development costs	(408)	-
Amortization of deferred development costs	415	388
Net research and development costs incurred during the period	492	758

6. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	December 31 2003 $	December 31 2002 $
V-Chip licensing and decoder	2,684	4,373
Converters	289	1,934
Transmitters	40	335
Cable equipment	2,606	2,873
Other	558	340
	6,177	9,855

A summary of revenue segmented to the customers' country of residence is as follows

	December 31 2003 $	December 31 2002 $
Canada	1,021	949
United States	1,555	2,143
Japan	2,065	3,236
Korea	694	294
West Indies	260	889
Middle East	192	48
Other	390	2,296
	6,177	9,855

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

7. RELATED PARTY TRANSACTIONS:

(a) During the nine months ended December 31, 2003 rent of $125,323 (2002 - $135,000) was paid to Tri-Venture Investments in respect of the Company's head office at 41 Pullman Court, Toronto, Ontario. Some of the partners of Tri-Venture Investments are also the directors of the Company. The lease is on a month-to-month basis at a minimum rent of $15,000 per month.

(b) On December 12, 2003 the Company purchased its head office Building at 41 Pullman Court, Toronto, Ontario for $2,030,017. Of this cost $ 1,900,000was paid to a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors of the Company.

(c) During the fiscal year 1999, $140,000 was advanced to a director of the Company of which 37,240 (2002- $71,498) is still outstanding. The advances are unsecured, due on demand, and bear interest at the rate of 8.25% per annum.

(d) During the nine months ended December 31, 2003, the Company paid one of its directors of the Company $45,000 (2002 - $45,000) for technical consulting services.

(e) During the nine months ended December 31, 2003, legal fees of $150,450 (2002 $Nil) were accrued/paid to a law firm, one of the partners of which is a director of the Company.

The Company conducted these related party transactions on normal commercial terms and conditions.

8. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	December 31 2003 $	December 31 2002 $
Cash paid for interest expense	1	33
Cash received from interest income	49	38
Cash paid for income taxes	354	198

9. CONTINGENCIES:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain TV manufacturer), from the licensing arrangement and is secured by a letter of credit provided by the Company's bank (note 3).Management believes that it has adequately provided for the Company's obligation under the licensing arrangement.